Exhibit 3.1
ARTICLES OF INCORPORATION

ARTICLE ONE

The name of this corporation is Thunderclap Entertainment, Inc.

ARTICLE TWO

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE THREE

The name and address in this state of this Corporation’s initial agent for service of process is:

Donald P. Hateley, Esq.
201 Santa Monica Boulevard, Suite 300
Santa Monica, CA 90401-2224

ARTICLE FOUR

(a)  This Corporation is authorized to issue two classes of shares, designated respectively “Common Stock” and “Preferred Stock.” 50,000,000 shares of Common Stock may be issued. 10,000,000 shares of Preferred Stock may be issued.

(b)  The board of directors may divide the Preferred Stock into any number of series. The board shall fix the designation and number of shares of each such series. The board may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of the Preferred Stock. The board of directors (within the limits and restrictions of any resolution adopted by it, originally fixing the number of shares of any series) may increase or decrease the number of shares of any such series after the issue of shares of that series, but not below the number of then outstanding shares of such series.

ARTICLE FIVE

The liability of the Directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the Corporation and its stockholders through bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits of such excess indemnification set forth in Section 204 of the Corporations Code.

September 9, 2009

Donald P. Hateley, Incorporator